WETOUCH TECHNOLOGY INC.

No. 29, Third Main Avenue

Shigao Town, Renshou County

Meishan, Sichuan, 620500 China

February 13, 2024

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Aliya Ishmukhamedova
Mr. Jeff Kauten

RE:	Wetouch Technology Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-270726) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. Eastern time on February 14, 2024, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

WETOUCH TECHNOLOGY INC.

By:	/s/ Zongyi Lian
Name:	Zongyi Lian
Title:	President and Chief Executive Officer

Cc:	Liang Shih, Esq.
The Crone Law Group P.C.